EXHIBIT O

RECENT DEVELOPMENTS

The information included herein supplements the information about Brazil contained in Brazil’s annual report for 2002 on Form 18-K filed with the SEC on August 22, 2003, as amended from time to time. To the extent the information herein is inconsistent with the information contained in such annual report, the information herein replaces such information. Initially capitalized terms not defined herein have the meanings ascribed to them in that annual report. Cross-references herein are to sections in that annual report.

Recent Economic Developments

On December 15, 2003, the IMF announced that its Executive Board had approved a fifteen-month extension of Brazil’s existing standby facility. A total of SDR 10.1 billion (approximately US$14.8 billion) was available under the facility, composed of SDR 5.6 billion (approximately US$8.2 billion) in unused amounts under the existing facility and SDR 4.5 billion (approximately US$6.6 billion) in additional funds. In addition, the IMF extended by one year repurchases of SDR 4 billion (approximately US$5.8 billion) that Brazil would otherwise be required to make in each of 2005 and 2006. In its Letter of Intent relating to the extended and augmented facility, Brazil stated that the maintenance of sound fiscal and monetary policies lay at the core of its program for 2004, including a primary surplus target of 4.25% of GDP for 2004.

On March 26, 2004, the IMF announced that it had completed the sixth review of Brazil’s performance under the standby facility. The IMF stated that Brazil had satisfied all performance criteria under the facility and that, as a result, an additional SDR 911 million (approximately US$1.34 billion) had become available under the facility. The total amount available under the facility is SDR 6.53 billion (approximately US$9.6 billion).

Recent Political Developments

On December 19, 2003, Brazil’s Chamber of Deputies and Senate approved Constitutional Amendment No. 41, which sets forth changes to Brazil’s social security system, including:

•	an increase in the minimum retirement age for all civil servants from 48 to 55 years for women and from 53 to 60 years for men;

•	a cap on the amount of pensions paid to widows and orphans (to age 21) of civil servants of R$2,400 per month plus 70% of the amount over R$2,400 per month to which the deceased retiree would have been entitled;

•	the institution of a uniform contribution level for municipal, state and federal workers consisting of 11% of the amount of the employee’s salary;

•	a requirement that retired civil servants contribute to the social security system 11% of the amount by which the retired employee’s pension exceeded R$1,440 per month in the case of federal retirees and R$1,200 per month in the case of retired state and municipal civil servants;

•	the establishment of specific caps on pensions paid to civil servants at all levels of government, including a R$2,400 per month limit on pensions paid to civil servants hired after the bill is approved; and

•	a cap on social security system pensions paid to private sector retirees of R$2,400 per month.

The changes to the social security system described above have become effective, do not require additional legislation and are intended to reduce the consolidated deficit in the pension system, which reached 5.2% of GDP in 2001 and 5.4% of GDP in 2002.

Certain amendments to the Government’s social security reform bill have been approved by the Senate in a separate, parallel bill. The parallel bill has been sent to the Chamber of Deputies for its approval. The bill will have to be approved by an absolute three-fifths majority in two rounds of voting in the Chamber of Deputies to become effective. The parallel bill includes:

•	provisions to restore parity between the salaries of pensioners and working civil servants having a tenure of at least 20 years, but only with respect to persons employed as civil servants at the time the reforms are enacted;

•	transition rules for civil servants with at least 30 years (in the case of women) or 35 years (in the case of men) of service; and

•	provisions permitting State governors to enact State laws to address imbalances resulting from the pension and salary caps under Constitutional Amendment No. 41.

On April 30, 2003, the Government submitted to Congress a new tax reform bill. On December 19, 2003, the Chamber of Deputies and the Senate approved an amended tax reform bill in the form of Constitutional Amendment No. 42. Constitutional Amendment No. 42 provides for, among other things:

•	the extension to 2007 of the provisional financial contribution transaction levy (“CPMF”) and the Delinking of Central Government Revenues (“DRU”), which permits the reallocation of 20% of certain tax revenues that the federal Government would otherwise be required to devote to specific program areas under the Constitution;

•	the exempting of exports from the tax on the circulation of goods and services (“ICMS”) and the establishment of a fund to compensate States for lost ICMS revenue resulting from that exemption;

•	the imposition of the contribution for the financing of social security (COFINS) only at the final stage of the production process, rather than at each stage of that process;

•	a reduction of the tax on industrial products (IPI) on imports of capital goods; and

•	a requirement that the federal Government transfer to States and municipalities 25% of the revenues from the federal contribution on fuel (CIDE).

The extension of the CPMF and the DRU has become effective and do not require additional legislation. In addition, the COFINS rate was increased to 7.6% from 3% effective February 1, 2004 pursuant to Law No. 10,833 dated December 29, 2003. Certain other measures in Constitutional Amendment No. 42 require the passage of ordinary legislation for their implementation. Ordinary legislation requires approval by a simple majority in each house of Congress.

The Senate approved in a separate measure legislation to establish five national ICMS rates that may be assessed by all States. This reform had been part of the Government’s original bill but was modified by the Senate following its approval by the Chamber of Deputies. This measure will have to be approved by an absolute three-fifths majority in two rounds of voting in the Chamber of Deputies to become effective. The Chamber of Deputies will also consider a proposed Constitutional amendment authorizing the Senate to introduce legislation to create a new national value-added tax to replace certain federal and State taxes, including ICMS and the IPI. If the Chamber of Deputies approves the proposed amendment, the Senate will be authorized to propose a further Constitutional amendment providing for the creation of the new value-added tax. This further amendment would have to be approved by an absolute three-fifths majority in two rounds of voting in each of the Chamber of Deputies and the Senate to become effective.

In December 2003, the police reopened an investigation of the January 2002 abduction and murder of Celso Daniel, the mayor of Santo Andre in the State of São Paulo, who allegedly oversaw the collection of illegal payments to the Workers Party. The reopening of the investigation was reportedly based on new information provided by Mr. Daniel’s family.

On February 13, 2004, the Government fired Waldomiro Diniz, an aide to President da Silva’s chief of staff, José Dirceu de Oliveira e Silva, after a weekly news magazine posted a video on its website that allegedly showed Mr. Diniz in 2002, while Mr. Diniz was the head of the State of Rio de Janeiro’s lottery company, soliciting campaign contributions for two Workers Party candidates and offering political favors in return. The leaders of Brazil’s opposition parties called for a congressional investigation of the Diniz matter and demanded the resignation of the President’s chief of staff. On February 18, 2004, the Government announced that it would conduct an internal investigation of the Diniz matter and announced on March 23, 2004 that Mr. Dirceu had been cleared of any wrongdoing. The Government maintains that Mr. Diniz’s alleged misconduct occurred before President da Silva’s inauguration and was not connected to the current administration. The Brazilian Congress announced plans to launch an investigation of the country’s bingo industry, which may have been involved in the Diniz incident, but had not initiated an investigation as of March 25, 2004. On February 20, 2004, the Government issued Provisional Measure No. 168, closing all bingo houses in the country.

Balance of Payments; Foreign Trade; International Reserves

During 2003, Brazil achieved a trade surplus of US$24.8 billion, the highest ever registered for any year, compared to a US$13.1 billion surplus in 2002. Exports in 2003 totaled approximately US$73.1 billion, a 21.1% increase over the previous year. Imports in 2003 totaled approximately US$48.3 billion, an approximately 2.2% increase over 2002. The strong trade balance contributed to a current account surplus of US$4.1 billion and a US$8.5 billion balance of payments surplus in 2003.

During the first two months of 2004, Brazil registered an accumulated trade surplus of approximately US$3.6 billion, the largest surplus ever registered for the first two months of any year, versus an accumulated trade surplus of approximately US$2.3 billion for the corresponding period in 2003. Exports for the first two months of 2004 totaled US$11.5 billion, a record high and a 17.5% increase over the corresponding period in 2003, while imports totaled US$8.0 billion, a slight increase from the US$7.5 billion recorded in the corresponding period in 2003. The improvement in the trade balance during the first two months of 2004 resulted in an accumulated current account surplus of approximately US$865 million, compared to a deficit of approximately US$55 million for the corresponding period in 2003. The improved trade balance also resulted in an accumulated balance of payments surplus of approximately US$3.9 billion for the first two months of 2004, compared to a US$260 million balance of payments surplus for the corresponding period in 2003.

Brazil’s international reserves (which include gold and foreign exchange holdings) stood at US$37.8 billion on December 31, 2002, US$49.3 billion on December 31, 2003 and US$51.9 billion on March 23, 2004.

During 2003, the National Treasury was permitted to purchase U.S. dollars in the foreign currency markets in Brazil. The U.S. dollars so purchased were used to make payments in respect of Brazil’s external debt. Although the proceeds were reserved for external debt payments, these purchases had the effect of keeping Brazil’s international reserves at levels higher than they would otherwise have been, because they replaced withdrawals that would otherwise have been made. To promote transparency in the Republic’s accounts, the Minister of Finance and the President of the Central Bank agreed in January 2004 to have the National Treasury purchase from the Central Bank all foreign currency that Brazil needed to make payments in respect of its external debt. The Central Bank may either provide the National Treasury with foreign currency from Brazil’s international reserves or purchase such foreign currency in the foreign currency markets in Brazil.

Gross Domestic Product

Brazil’s GDP growth was flat during 2003, falling 0.2% relative to 2002. Growth in the agricultural sector rose 5.0% during 2003, while the industrial and services sectors declined 1.0% and 0.1%, respectively. The construction industry experienced the largest decline, falling 8.6% in 2003, followed by sales, which dropped 2.6% during the same period.

Prices

The broad consumer rate index, or IPCA, rose 7.7% in 2001, 12.5% in 2002, 9.3% in 2003 and 6.7% for the twelve months ended February 29, 2004.

The inflation rate (as measured by GPI-DS) rose 10.4% in 2001, 26.4% in 2002, 7.7% in 2003 and 5.7% for the twelve months ended February 29, 2004.

Foreign Exchange

The real-dollar exchange rate (sell side), as published by the Central Bank, was R$3.5333 to US$1.00 on December 31, 2002, R$2.8892 to US$1.00 on December 31, 2003 and R$2.9264 to US$1.00 on March 24, 2004.

Employment

The unemployment rate in Brazil’s six largest metropolitan areas was 12.0% in February 2004, compared to 11.6% in February 2003.

Electricity Sector

The Government and the National Bank for Economic and Social Development (Banco Nacional de Desenvolvimento Econômico e Social, or BNDES) announced on September 16, 2003 a Capitalization Support Program for Electricity Distribution Companies. This program, which replaces previously announced lending programs for electricity distributors, envisages BNDES support, initially set at up to R$3 billion, in the period up to December 31, 2004, for electricity distributors. Under the program, the BNDES support is to be made available on a case-by-case basis to companies:

•	that secure an extension of the maturity of between 30% and 50% of their short-term debt to private creditors for a weighted average of three years or more;

•	whose controlling shareholders commit to convert their outstanding loans into equity; and

•	that commit to meet BOVESPA Level 2 corporate governance or Novo Mercado listing criteria within 42 months of their agreement to participate in the program.

The program provides for, among other things, support in the form of 10-year convertible debentures to be purchased by BNDES in an amount equal to the short-term debt rolled over. In addition, BNDES is to convert one-third of its new debenture holdings into equity if the electricity distributor meets its obligations with respect to BOVESPA listing within 36 months following the issuance of such debentures and if the weighted average trading price of the distributor’s shares during the 90 trading days following that listing is higher than the conversion price in the debentures.

On December 29, 2003, BNDES announced an agreement for the restructuring of approximately US$1.2 billion owed by AES Corporation to BNDES. Under the terms of the accord, BNDES and AES will form a new holding company, Brasiliana Energia S.A., that will have three subsidiaries: AES Eletropaulo, AES Uruguaiana and AES Tietê. AES is to contribute the shares of the three subsidiaries to the new holding company, and BNDES is to exchange US$690 million of the debt for shares of the holding company. AES and its subsidiaries are also to contribute US$90 million in connection with the restructuring. AES is to repay the remaining US$510 million over a period of eleven years. BNDES will hold slightly less than half of the common (voting) shares and all of the preferred (nonvoting) shares of the holding company, while AES is to hold the remaining common shares. After giving effect to the restructuring, BNDES is to have 53.85% of the total capital of Brasiliana Energia S.A., while AES is to hold the remaining 46.15%. Another utility, AES Sul, will be contributed to the holding company when the restructuring is completed. AES incurred the original US$1.2 billion debt in connection with the privatization of AES Eletropaulo (formerly known as Eletropaulo Metropolitana). The restructuring is subject to the approval of the National Energy Agency (Agência Nacional de Energia, or ANEEL) and the Central Bank.

The amounts restructured under the December 29, 2003 agreement between AES and BNDES did not include a loan by BNDES to the consortium that owns Southern Electric Brazil, a company that in 1997 acquired a 33.0% interest in Companhia Energética de Minas Gerais (Cemig). The consortium consists of two U.S. companies, AES and Mirant Corporation, and a fund managed by Brazilian Banco Opportunity. The loan, for approximately R$2 billion, is currently in default.

On December 12, 2003, President da Silva issued Provisional Measures No. 144 and 145, which alter the regulatory framework for Brazil’s electricity sector. Provisional measures (medidas provisórias) have the force of law, but lapse if not enacted into law by Congress within sixty days of their issuance (extendible to 120 days under certain circumstances). Provisional Measure No. 144 establishes two markets for electricity purchases—a regulated market and a second, free market. It also creates a new Electricity Trade Chamber (Câmara de Comercialização de Energia Elétrica, or CCEE) to replace the wholesale energy market administrator (Mercado Atacadista de Energia, or MAE). Finally, Provisional Measure No. 144 changes the electricity system operator agency (Operador Nacional do Sistema Elétrico, or ONS) from one dominated by industry representatives whose decisions could be vetoed by the Government to an agency composed of five directors, three of whom are to be designated by the Government and two by industry representatives. Additional legislation is expected to be drafted to regulate the functioning of the regulatory scheme under Provisional Measure No. 144.

Provisional Measure No. 145 establishes an Energy Research Company (Empresa de Pesquisa Energética, or EPE), which will be responsible for research studies on the energy sector (including oil, gas and electricity). The EPE is to prepare a list of proposed generation projects for the Mines and Energy Minister’s consideration. The EPE will also be authorized to obtain preliminary environmental licenses (licença prévia) for transfer to successful bidders in competitive bidding procedures for electricity generation projects and transmission lines, thereby making such projects more attractive to potential bidders.

The two provisional measures were approved by the Chamber of Deputies in January 2004, and the Senate approved amended versions of these measures in March 2004. The Chamber of Deputies approved the provisional measures, as amended by the Senate, on March 11, 2004. Among the changes introduced by the Senate was a requirement that the EPE make an assessment of the social impact of any proposed energy project.

Foreign Investment

Net foreign direct investment inflows totaled US$10.1 billion in 2003, a 38.9% decline from the US$16.6 billion registered in 2002.

During the first two months of 2004, net foreign direct investment totaled approximately US$2.0 billion, compared to approximately US$1.7 billion of such investment registered during the same period in 2003.

Privatization Program

On February 10, 2004, Banco Bradesco S.A. acquired a controlling interest in Banco do Estado do Maranhão (BEM), the State bank of Maranhão, in a public auction conducted by the Central Bank. Banco Bradesco offered R$78 million for BEM, a slight premium over the R$77.2 million minimum price in the auction. The sale was the first privatization under President da Silva’s administration.

Financial System

On several occasions in 2002, the Central Bank changed the reserve requirements of the financial system to control liquidity in the overnight market. During 2003, the Central Bank continued to adjust its reserve requirements, raising its reserve requirement for demand deposits to 60% from 45% on February 19, 2003 and reducing it again to 45% on August 8, 2003.

Monetary Policy

Citing improved economic conditions, the Central Bank initially lowered its Over/Selic target to 18% from 18.5% on July 17, 2002. As the inflation rate increased, however, the Central Bank raised its Over/Selic target to 21% on October 14, 2002, to 22% on November 20, 2002, to 25% on December 18, 2002, to 25.5% on January 22, 2003 and to 26.5% on February 19, 2003. At its March 19, 2003 meeting, the Central Bank maintained its 26.5% target but adopted an upward bias in light of external uncertainties due to the conflict in Iraq. Noting that the inflation rate had stabilized and was likely to fall within its inflation target of 5.5% for 2004 and 4.5% for 2005 (with tolerance intervals of plus or minus 2.5%), the Central Bank reduced its Over/Selic rate target to 26% on June 18, 2003, 24.5% on July 23, 2003, 22% on August 20, 2003, 20% on September 17, 2003, 19% on October 22, 2003, 17.5% on November 19, 2003, 16.5% on December 17, 2003 and 16.25% on March 17, 2004.

Public Finance

In 2003, the consolidated public sector primary surplus totaled R$66.2 billion, or 4.3% of GDP, which exceeded the Government’s target of 4.25% of GDP. The 2003 consolidated public sector primary surplus also exceeded that recorded in 2002, which totaled R$52.4 billion, or 3.9% of GDP. The consolidated public sector nominal deficit totaled R$79.0 billion (5.2% of GDP) in 2003, compared to the R$61.6 billion (4.6% of GDP) consolidated public sector nominal deficit recorded in 2002.

Brazil’s accumulated consolidated public sector primary surplus for the first two months of 2004 was R$10.2 billion (4.0% of GDP), compared to the R$16.1 billion accumulated consolidated public sector primary surplus for the corresponding period in 2003. The accumulated consolidated public sector nominal deficit for the first two months of 2004 was R$10.9 billion (4.2% of GDP), compared to the R$16.1 billion accumulated consolidated public sector nominal deficit for the corresponding period in 2003.

On December 23, 2003, Brazil’s Congress approved the Government’s budget for 2004 in a joint session of the Chamber of Deputies and the Senate. The budget is based on the Government’s primary surplus target of 4.25% for 2004 and forecasts revenues of R$413.5 billion for 2004. The budget assumes an inflation rate of 5.5% and a real interest rate of 8.1% per annum.

Public Debt

Brazil’s net public sector debt stood at R$913.1 billion (or 58.1% of GDP) on December 31, 2003, up from R$881.1 billion (or 55.5% of GDP) on December 31, 2002. Brazil’s consolidated net public sector external debt stood at R$186.5 billion on December 31, 2003.

On February 29, 2004, Brazil’s net public sector debt stood at R$926.7 billion (or 57.6% of GDP). On February 29, 2004, Brazil’s consolidated net public sector external debt was R$179.6 billion.

On February 29, 2004, Brazil’s U.S. dollar-indexed domestic securities debt (including foreign exchange swaps issued by the Central Bank) totaled approximately R$141.3 billion (19.0% of all federal debt securities), a reduction from the approximately R$230.6 billion (37.0% of all federal debt securities) of such securities on December 31, 2002. By contrast, the aggregate principal amount of the federal debt securities indexed to the Over/Selic rate rose from R$288.0 billion (46.2% of all federal debt securities) on December 31, 2002 to R$385.2 billion (51.8% of all federal debt securities) on February 29, 2004, while fixed rate federal debt securities increased from R$13.7 billion (2.2% of all federal debt securities) on December 31, 2002 to R$101.0 billion (13.6% of all federal debt securities) on February 29, 2004.

Since 1994, debt management policy has been aimed at, among other things, lengthening the maturity of domestic public debt. In February 2004, the average tenor of Brazil’s domestic debt securities was 30.7 months, a reduction from the average tenor of 33.2 months in December 2002, but an increase from the average tenor of 29.9 months in December 2000.

Since the filing of its annual report for 2002 on Form 18-K on August 22, 2003, Brazil has completed:

•	an offering of US$750 million aggregate principal amount of its 10% U.S. Dollar-Denominated Global Bonds due 2011 on September 18, 2003, which global bonds were consolidated to form a single series with the US$500 million aggregate principal amount of such global bonds issued on August 7, 2003;

•	an offering of US$1.5 billion aggregate principal amount of its 9.25% Global Bonds due October 22, 2010 on October 22, 2003; and

•	an offering of US$1.5 billion aggregate principal amount of its 8.25% Global Bonds due 2034 on January 20, 2004.